EXHIBIT 99.3

RISK FACTORS

You should carefully consider the following risk factors in addition to the other information contained in this Quarterly Report on Form 10-Q. If any of the following risks actually occur, our business, financial condition and results of operations may suffer. As a result, you could lose part or all of your investment.

Certain statements in “Risk Factors” are forward-looking statements. See “Part II, Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Forward-Looking Statements” of this Quarterly Report on Form 10-Q.

RISKS RELATED TO OUR BUSINESS

The gaming industry is very competitive and increased competition could adversely affect our profitability.

We face significant competition in all of our markets. This competition would intensify if new gaming operations enter our markets or existing competitors expand their operations. Several of our properties are located in jurisdictions that restrict gaming to certain areas and/or are adjacent to states that prohibit or restrict gaming operations. Economic difficulties faced by state governments could lead to intensified political pressures for the legalization of gaming. Further legalization of gaming could be an expansion opportunity for us or a significant threat to us, depending on where the legalization occurs and our ability to capitalize on it. The legalization or authorization of gaming within or near a market area of one of our properties could make it harder for us to attract customers and therefore adversely affect our business. In particular, our ability to attract customers would be significantly affected by legalization or expansion of gaming in Alabama, Arkansas, California, Kentucky, Ohio or Texas. In the past, legislation to legalize or expand gaming has been introduced in some of these jurisdictions. We expect similar proposals will be made in the future and we cannot assure you that such proposals will not be successful.

The entry of additional competitors into the jurisdictions in which our casinos operate could likewise harm our ability to attract customers, particularly if a competitor were to obtain a license to operate a gaming facility at a location superior to ours. In some instances, Native American gaming facilities operate under regulatory requirements and tax environments that are less stringent than those imposed on state-licensed casinos, which could provide them with a competitive advantage. Even in gaming markets where the maximum number of gaming licenses available has already been issued, we face the risk that existing casino licensees will expand their operations and the risk that Native American gaming, which generally is not subject to a limit on the number of licenses issued, will continue to grow. For example, in February 2002, the Governor of Louisiana signed a compact with a Native American tribe to allow for the development and operation of a land-based casino in the city of Vinton, Louisiana, which is 20 miles closer to Houston, Texas, the major market for casinos in Lake Charles, than our proposed Lake Charles project. Although that compact was disapproved by the U.S. Department of the Interior, it is possible that the Native American tribe or another competitor will eventually be able to open a gaming facility in a location superior to ours.

Many of our competitors are larger and have substantially greater name recognition, marketing resources and access to lower cost sources of financing. Moreover, consolidation of companies in the gaming industry could increase the concentration of large gaming companies in the markets in which we operate. This may result in our competitors having even greater resources, name recognition and licensing prospects than such competitors currently enjoy.

Furthermore, increases in the popularity of, and competition from, internet lotteries and other account wagering gaming services, which allow their customers to wager on a wide variety of sporting events and play Las Vegas-style casino games from home, could divert customers from our properties and thus adversely affect our business.

The competitive environment facing each of our key properties is discussed in greater detail under the caption “Description of Business—Competition” in the Annual Report on Form 10-K for the year ended December 31, 2001.

Many factors, some of which are beyond our control, could prevent us from completing our construction and development projects as planned.

General Construction Risks—Delays and Cost Overruns.    Construction and expansion projects for our properties entail significant risks which could cause construction delays and cost overruns. These risks include:

•	shortages of materials, including slot machines or other gaming equipment;

•	shortages of skilled labor or work stoppages;

•	unforeseen construction scheduling, engineering, environmental, geological or archaeological problems;

•	weather interference, floods, fires or other casualty losses; and

•	unanticipated cost increases.

Our anticipated costs and construction periods for construction projects are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with our architects, consultants and contractors. The cost of any construction project undertaken by us may vary significantly from initial expectations. We may have a limited amount of capital resources to fund cost overruns on any project. If we cannot finance cost overruns on a timely basis, the completion of one or more projects may be delayed until adequate cash flow from operations or other financing is available. The completion date of any of our construction projects could also differ significantly from initial expectations for construction-related or other reasons. We cannot assure you that any project will be completed on time, if at all, or within established budgets. Significant delays or cost overruns on our construction projects could significantly reduce our return on our investment in these projects and adversely affect our earnings and financial resources.

Our estimated costs of $325 million and $35 million, respectively, for completing the Lake Charles project and the expansion of the Belterra Resort Casino are based solely on estimates prepared by us. Due to typical construction uncertainties associated with any project or changes in the design or concepts of such projects, we cannot assure you that our construction costs at Lake Charles and Belterra will not be higher than the estimated cost of completion.

Construction Dependent Upon Available Bank Financing.    The availability of funds under our credit facilities will be, at any time, dependent upon satisfaction of various financial and operational covenants customary for credit facilities of this type. Our ability to satisfy these covenants will be subject to financial, economic, business, competitive, regulatory and other factors, many of which are beyond our control. Accordingly, we cannot assure you that in the future we will be able to access borrowings under our credit facilities sufficient to allow us to undertake or complete current or future construction projects.

Construction at our existing properties could disrupt our operations.

There are additional risks and uncertainties associated with undertaking construction on properties with ongoing operations. For example, the renovation of our Boomtown Bossier City casino has, and the expansion of the Belterra Resort Casino could, disrupt business at, and lessen the appeal of, these properties during the construction phase, and thus deter customers from visiting those locations. Facility disruption during expansions and remodels could impair profitability at these properties. In the future, we are likely to undertake other construction projects at these and other properties.

We could lose our right to pursue the Lake Charles project if we fail to meet the conditions imposed by Louisiana Gaming Regulators.

In October 2001, we were selected by the Louisiana Gaming Control Board to receive the fifteenth and final gaming license to be issued by the Board. Issuance of the license is subject to a number of remaining conditions, including, but not limited to, submitting the Lake Charles project’s architectural plans for approval by the Louisiana Gaming Control Board, building a facility consistent with presentations made to the Louisiana Gaming Control Board, meeting various construction milestone dates and satisfying the financing requirements to complete the project. We submitted architectural plans for the project in August 2002 which incorporated a particular riverboat design concept. At its August 2002 meeting, the Louisiana Gaming Control Board did not approve that concept and gave us until October 21, 2002 to submit a revised riverboat design and architectural plans for its construction. At its September 2002 meeting, the Louisiana Gaming Control Board conceptually approved our revised riverboat design, subject to our timely submission of architectural plans by October 21, 2002. In October, we submitted detailed plans to the Louisiana Gaming Control Board reflecting such design. The Louisiana Gaming Control Board is expected to review those plans at its November 19, 2002 meeting. In the event that the Louisiana Gaming Control Board does not approve the architectural plans that we submitted, the Louisiana Gaming Control Board may opt to retract its selection of Pinnacle for the fifteenth license.

The Lake Charles financing requirements include setting aside $22.5 million in a refundable account, which we satisfied in April 2002, and demonstrating sufficient financial resources for the full project once construction commences in early 2003. We intend to meet each of the conditions for our Lake Charles project, including securing an extension, expansion and modification of our existing bank credit facilities in order to provide for the necessary capital resources. In the event we are not successful in securing such modifications of our existing credit facilities under terms and conditions acceptable to us, we will need to secure an alternative source of financing. There are no assurances that we will do so, or will be able to meet the other conditions for our Lake Charles project, in which event we would not be licensed to operate a casino in Lake Charles, Louisiana.

Development of the Lake Charles project, expansion of our Belterra Resort Casino and other capital intensive projects could strain our financial resources and might not provide for a sufficient return.

Our Lake Charles project is expected to be completed in 2004 at a cost of $325 million. The new 300 guest-room hotel tower, convention and meeting facility and swimming pool area for our Belterra Casino Resort are also expected to be completed in 2004, at a cost of $35 million. The capital required for these projects is significant and such capital requirements may exhaust all of our currently available cash and borrowing resources. We cannot assure you that there will be sufficient capital for our other present and future business activities.

In addition, we cannot assure you that, once completed, the revenues generated from our new developments will be sufficient to pay their expenses or, even if revenues are sufficient to pay expenses, that the projects will yield an adequate return on our significant investments. Our projects may take significantly longer than we expect to generate returns, if any. For example, despite the fact that our Belterra Casino Resort earned positive cash flow of $11.9 million in the first nine months of 2002, it generated a net loss in excess of $24.0 million from its opening in October 2000 through December 31, 2001. Our total capital expenditures and other pre-opening costs incurred to build and open the property were approximately $223 million.

Although we believe the new hotel tower and other improvements will enhance the Belterra Casino Resort’s stature as a regional resort and will increase utilization of the resort’s casino and other facilities, we cannot assure you that the resort will provide net profits or maintain positive cash flow or that the additional capital investments we are making to construct the new hotel tower will yield an adequate return.

We operate in a highly taxed industry, and may be subject to higher taxes in the future.

In virtually all gaming jurisdictions, state and local governments raise considerable revenues from taxes based on casino revenues. In certain jurisdictions, we pay taxes and fees based on the number of customers that attend casinos and the number of slot machines that we operate. We also pay property taxes, sales taxes, payroll taxes, franchise taxes and income taxes. Taxes in certain states, including Indiana and Louisiana, where there are a limited number of casino licenses, tend to be higher than in other states. We cannot assure you that the relationship between the number of licenses in a given market and the applicable tax rates will not be changed to our detriment.

Our profitability depends on generating enough revenues to pay gaming taxes and other largely variable expenses, such as payroll, as well as largely fixed expenses, such as our property taxes, utilities and interest expense on fixed rate debt. From time to time, state and local governments have increased gaming taxes and such increases can significantly impact the profitability of gaming operations. For example, the Illinois legislature, where we do not currently conduct operations, recently increased gaming tax rates significantly. We cannot assure you that other legislatures will not enact similar tax legislation.

From time to time, certain legislators have proposed the imposition of a federal tax on gross gaming revenues. Such a tax would reduce our profitability.

Our industry is highly regulated, which makes us dependent on obtaining and maintaining gaming licenses and subjects us to potentially significant fines and penalties.

The ownership and operation of gaming facilities are subject to extensive state and local regulation. The states and localities in which we and our subsidiaries conduct gaming operations require us to hold various licenses, findings of suitability, registrations, permits and approvals. The various regulatory authorities, including the Indiana Gaming Commission, the Louisiana Gaming Control Board, the Mississippi Gaming Commission, the Nevada State Gaming Control Board and the Nevada Gaming Commission, may, among other things, limit, condition, suspend, revoke or fail to renew a license or approval to own any of our gaming subsidiaries for any cause deemed reasonable by such licensing authorities. Substantial fines or forfeitures of assets for violations of gaming laws or regulations may be levied against us, our subsidiaries and the persons involved.

To date, we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the operation of our gaming facilities. However, we cannot assure you that we will be able to obtain any new licenses, findings of suitability, registrations, permits and approvals that may be required in the future or that existing ones will be renewed or will not be suspended or revoked. Any expansion of our gaming operations in our existing jurisdictions or into new jurisdictions will require various additional licenses, findings of suitability, registrations, permits and approvals of the gaming authorities. The approval process can be time consuming and costly and has no assurance of success.

On April 11, 2002, we announced that the Indiana Commission had begun an investigation into our regulatory compliance at Belterra Casino Resort. The investigation was initiated as a result of allegations of harassment in a lawsuit filed by two former employees of Belterra Casino Resort. On August 5, 2002, we announced that we had executed a settlement agreement with the Indiana Gaming Commission in connection with the matter. The agreement includes, among other things, a fine of $2.26 million (paid in September); the suspension of gaming operations at Belterra Casino Resort for a 3-day period (completed on October 9); the payment of wages, tips and community development fees during the 3-day closure; the building of a new 300 guest-room tower at Belterra Casino Resort by July 2004; and the establishment of a new compliance committee of the Company’s Board of Directors. If we fail to fully comply with the terms of the settlement, the Indiana Gaming Commission could take further disciplinary action against us.

Potential changes in the regulatory environment could harm our business.

From time to time, legislators and special interest groups have proposed legislation that would expand, restrict or prevent gaming operations in the jurisdictions in which we operate. In addition, from time to time, certain anti-gaming groups propose referenda that, if adopted, could limit our ability to continue to operate in those jurisdictions in which such referenda are adopted. Any expansion of gaming could significantly increase competition for our properties. Any new restriction on or prohibition of our gaming operations could force us to curtail operations and incur significant losses.

For example, in recent years, certain anti-gaming groups proposed for adoption through the initiative and referendum process certain amendments to the Mississippi Constitution which would prohibit gaming in the state. The proposals were declared illegal by the Mississippi courts on constitutional and procedural grounds. The latest ruling was appealed to the Mississippi Supreme Court, which affirmed the decision of the lower court. If another such proposal were to be offered and if a sufficient number of signatures were to be gathered to place a legal initiative on the ballot, it is possible for the voters of Mississippi to consider such a proposal in November 2003. While we are unable to predict whether such an initiative will appear on a ballot or the likelihood of such an initiative being approved by the voters, if such an initiative were passed and gaming were prohibited in Mississippi, we would need to close our Mississippi gaming operations and it would have a significant adverse effect on us.

The concentration and evolution of the slot machine manufacturing industry poses a significant risk to us.

A majority of our revenues are attributable to slot machines operated by us at our casinos. It is important, for competitive reasons, that we offer the most popular slot machine games to our customers.

It is our belief that a substantial majority of the slot machines sold in the U.S. in 2001 were manufactured by a few companies. In addition, it is our belief that one company in particular provided over a majority of all slot machines sold in the U.S. in 2001.

In recent years, the prices of new slot machines have escalated faster than inflation. Furthermore, in recent years, slot machine manufacturers have frequently refused to sell slot machines featuring the most popular games, instead requiring participating lease arrangements in order to acquire the machines. Generally, a participating lease is substantially more expensive than the cost to purchase a new machine.

For competitive reasons, we may be forced to purchase new slot machines or enter into participating lease arrangements that are more expensive than continuing to operate our existing slot machines. If the newer slot machines do not result in sufficient incremental revenues to offset the increased investment and participating lease costs, it could hurt our profitability.

Because we are highly leveraged, future cash flows may not be sufficient to meet our obligations and we might have difficulty obtaining additional financing.

We have a substantial amount of consolidated debt in relation to our stockholders’ equity. As of September 30, 2002, we had $494.2 million of debt, including $350.0 million of unsecured 9.25% senior subordinated notes due February 2007 and $125.0 million of unsecured 9.50% senior subordinated notes due August 2007. During the nine months ended September 30, 2002, cash paid for interest on our debt was $45.9 million, including $44.2 million related to the 9.25% and 9.50% senior subordinated notes, and in 2001, cash paid for interest on our debt was $45.7 million, also including $44.2 million related to the 9.25% and 9.50% senior subordinated notes. While we currently believe that we have sufficient cash and cash-generating resources to meet our debt service obligations during the next year, we cannot assure you that in the future we will generate sufficient cash flow from operations or through asset sales to meet our long-term debt service obligations. Our substantial debt and related debt service obligations could have important adverse consequences to us, such as:

•	limiting our ability to obtain additional financing;

•	requiring a substantial portion of our cash flow to be used for payments on the debt and related interest;

•	reducing our ability to use cash flow to fund working capital, capital expenditures and general corporate requirements;

•	limiting our ability to respond to changing business and economic conditions and to withstand competitive pressures, which may affect our financial condition;

•	incurring higher interest expense in the event of increases in interest rates on our borrowings which have variable interest rates;

•	heightening our vulnerability to downturns in our business or in the general economy and restricting us from making improvements or acquisitions, or exploring business opportunities;

•	limiting our ability to dispose of assets or pay cash dividends; and

•	restricting our activities compared to those of competitors with less debt or greater resources.

In addition, we will have the right to incur additional indebtedness, subject to the limitations imposed by the covenants in our credit facilities and the indentures governing our 9.25% and 9.50% senior subordinated notes. If our existing and contemplated levels of indebtedness are further increased, the related risks will increase correspondingly.

If we fail to generate sufficient cash flow from future operations to meet our debt service obligations, we may need to seek refinancing of all or a portion of our indebtedness or obtain additional financing in order to meet our obligations with respect to our indebtedness. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing on satisfactory terms or at all, particularly because of our anticipated high levels of debt and the debt incurrence restrictions imposed by the agreements governing our debt.

We may pursue strategic acquisitions that could have an adverse impact on our business if unsuccessful.

We may from time to time acquire or invest in complementary companies, either on our own or through joint ventures. From time to time, we may evaluate acquisition opportunities that could increase our profitability or provide us with additional industry expertise. These acquisitions, if any, may result in difficulties for us in assimilating acquired operations. This could result in the diversion of our financial resources and our management’s attention from other business issues and opportunities. For instance, the integration of acquired companies may result in problems related to the integration of management teams. We may not be able to successfully integrate operations or personnel that we may acquire in the future. Any failure to successfully integrate a future acquisition could significantly reduce the financial returns from that acquisition and significantly harm our earnings and cash flow. In addition, any acquisitions may not be successful in achieving our desired strategic objectives, which would also cause our business to suffer. Acquisitions also may present other risks, such as exposing our company to potential unknown liabilities associated with acquired businesses.

Adverse weather conditions, natural disasters and highway construction in the areas in which we operate could have a material adverse effect on our results of operations and financial condition.

Adverse weather conditions, particularly hurricanes, flooding, heavy snowfall and other extreme weather conditions, natural disasters or highway construction can deter our customers from traveling or make it difficult for them to frequent our properties. If any of our properties were to experience prolonged adverse weather conditions or prolonged disruption due to natural disasters or highway construction, or if several of our properties were to simultaneously experience such events, our results of operations and financial condition could be materially adversely affected.

Loss of land-based, riverboat or dockside facilities from service would adversely affect our operations.

Our riverboat and dockside gaming facilities in Indiana, Louisiana and Mississippi, as well as any additional riverboat casino properties that might be developed or acquired, are subject to risks in addition to those associated with land-based casinos, including loss of service due to casualty, mechanical failure, extended or extraordinary maintenance, flood, hurricane, snow and ice storms or other severe weather conditions. There are additional risks associated with the movement of vessels on waterways, including risks of casualty due to river turbulence, collisions with other vessels and severe weather conditions.

In September and October 2002 and September 1998, hurricanes struck the Gulf Coast region, and Casino Magic Biloxi, Boomtown New Orleans and some of our competitors were forced to shut down operations for varying time periods, including up to one week in 1998. If any of our casinos, be it riverboat, dockside or land-based, cease operations for any material period of time, it could adversely affect our results of operations.

The loss of management and other key personnel could significantly harm our business.

Our ability to maintain our competitive position is dependent to a large degree on the efforts and skills of our senior management team, including Daniel R. Lee, our Chairman of the Board and Chief Executive Officer. Although we have entered into employment agreements with Mr. Lee and certain of our senior managers, we cannot guarantee that these individuals will remain with us. If we lose the services of any members of our management team or other key personnel, our business may be significantly impaired. We cannot assure you that we will be able to retain our existing senior management personnel or attract additional qualified senior management personnel.

In addition, our officers, directors and key employees also are required to file applications with the gaming authorities in each of the jurisdictions in which we operate and are required to be licensed or found suitable by these gaming authorities. If the gaming authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. Furthermore, the gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications. Either result could significantly impair our gaming operations. Mr. Lee has filed applications with the requisite gaming authorities and they are pending. We cannot assure you that the licenses will be granted or that Mr. Lee will be found suitable by these gaming authorities.

We experience significant quarterly and annual fluctuations in operating results.

We experience significant fluctuations in our quarterly and annual operating results due to seasonality and other factors. Historically, the summer months are our strongest period and we have generated a substantial majority of the income from operations in the quarters ending June 30 and September 30. Conversely, the winter months are our slowest period. The gaming industry historically has experienced a general slowdown in the fourth quarter of the calendar year with revenues typically declining during this period.

We are subject to litigation which, if adversely determined, could cause us to incur substantial losses.

We are, from time to time, during the normal course of operating our businesses, subject to various litigation claims and legal disputes. Among such litigation claims are the lawsuits described in our filings with the Securities and Exchange Commission. Some of the litigation claims may not be covered under our insurance policies or our insurance carriers may seek to deny coverage. As a result, we might be required to incur significant legal fees, which may have a material adverse impact on our financial position. In addition, because we cannot predict the outcome of any action, it is possible that, as a result of current and/or future litigation, we will be subject to adverse judgments or settlements that could significantly reduce our earnings or result in losses.

We face environmental and archaeological regulation of our real estate.

Our business is subject to a variety of federal, state and local governmental regulations relating to the use, storage, discharge, emission and disposal of hazardous materials. We believe that we are presently in material compliance with applicable environmental laws. However, failure to comply with such laws could result in the imposition of severe penalties or restrictions on our operations by government agencies or courts of law. We currently do not have environmental impairment liability insurance, and a material fine or penalty or a severe restriction would adversely affect our business.

In addition, the locations of our developments may coincide with sites containing archaeologically significant artifacts, such as Native American remains and artifacts. Federal, state and local governmental regulations relating to the protection of such sites may require us to modify, delay or cancel construction projects at significant cost to us.

Terrorism and the uncertainty of war, as well as other factors affecting discretionary consumer spending, may harm our operating results.

The strength and profitability of our business depends on consumer demand for hotel casino resorts and gaming in general and for the type of amenities we offer. Changes in consumer preferences or discretionary consumer spending could harm our business. The terrorist attacks of September 11, 2001, and ongoing terrorist and war activities in the United States and elsewhere have had a negative impact on travel and leisure expenditures, including lodging, gaming (in some jurisdictions) and tourism. We cannot predict the extent to which the events of September 11 may continue to affect us, directly or indirectly, in the future. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel and business conventions could significantly harm our operations.

In addition to fears of war and future acts of terrorism, other factors affecting discretionary consumer spending, including general or regional economic conditions, disposable consumer income, fears of recession and consumer confidence in the economy, may negatively impact our business. Negative changes in factors affecting discretionary spending could reduce customer demand for the products and services we offer, thus imposing practical limits on pricing and harming our operations.

Also, the terrorist attacks of September 11 have substantially affected the availability, scope of coverage and cost of insurance for certain types of damages or occurrences. We cannot assure you that we will be able to obtain any insurance coverage with respect to occurrences of terrorist acts and any losses that could result from these acts. This could expose us to heavy losses in the event that any damages occur, directly or indirectly, as a result of terrorist attacks and have a significant negative impact on our operations.

We operate in Argentina.

Our operations in Argentina accounted for approximately 17% of the operating income of our combining properties, before corporate expenses and non-recurring charges, in 2001 and approximately 2% of our consolidated assets at December 31, 2001. Argentina has experienced substantial political and economic turmoil over the last year. The value of the Argentine peso has declined from $1.00 on December 31, 2001 to $0.27 as of September 30, 2002. Laws have been enacted that converted dollar-denominated bank accounts owned by us in Argentina to peso-denominated accounts and, simultaneously with that, the government devalued the peso. New laws have also restricted our ability to transfer funds out of Argentina. These events have adversely affected our operations in Argentina and will probably continue to do so.